Mail Stop 0407

									October 22, 2004
Arthur R. Block, Esq.
Senior Vice President
Comcast Corporation
1500 Market Street
Philadelphia, PA 19102

	RE: 	Comcast Corporation
		Form S-3
		Filed September 21, 2004
		File No. 333-119161

Dear Mr. Block:

We have limited our review of your Form S-3 to matters concerning your plan of distribution and have the following comments. As we have conducted only a limited review of your Form S-3, we urge all persons who are by statute responsible for the adequacy and accuracy of the registration statement to be certain that all information required pursuant to the Securities Act of 1933, as amended, has been included.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Plan of Distribution, page 6
1. Tell us supplementally why you have structured the transactions as a purchase by the company from option holders and a subsequent purchase by J.P. Morgan of similar options as opposed to a transfer by option holders directly to J.P. Morgan.
2. Please clarify up front in plain language how the sale of options to J.P. Morgan interrelates with the hedging activities of selling the common stock. In this respect, we note from 6 that none of the shares that J.P. Morgan will sell pursuant to the offering will be acquired from you. Please clearly explain the overall structure of the program, i.e. how each component contributes to the purpose of the option liquidity program, which is to give option holders some value for their options.
3. In this respect, please explain briefly in plain language how the sale of shares by J.P. Morgan in this offering hedges its economic risk with respect to options it purchases from you.
4. We note your paragraph ending with the sentence "Any of J.P. Morgan Securities Inc.`s market activities with respect to our common stock
may affect the market price and volatility of our common stock."   It
seems more appropriate to include in the risk factors section this paragraph and additional disclosure highlighting the fact that the sales of common stock in this offering may be driven by J.P. Morgan`s exposure with respect to the Comcast options that it holds more so than by the current market conditions relating to Comcast.
5. We note the statement that "These sales may take place before, during or after the election and averaging periods .... "  Tell us supplementally why the sales may take place before the election and averaging periods and address since it does not appear that JPMorgan Chase or its affiliates have economic risk to hedge before Comcast eligible optionees can elect to participate in the Stock Option Liquidity Program.
6. Please revise to name J.P. Morgan Securities Inc. and JP Morgan Chase as statutory underwriters under Section 2(11) of the Securities Act of 1933.
7. We note that you plan to file the registration agreement, engagement agreement, call option transaction confirmation and program agreement by amendment. Please afford us sufficient time to review these documents.

*****
Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. File the cover letter as correspondence. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
We direct your attention to Rules 460 and 461 regarding the distribution of preliminary prospectuses and requests for acceleration. Once we have indicated that all outstanding comments on the registration statement have been resolved, provide us with signed letters requesting effectiveness under Rule 461. Provide this request at least two business days prior to the desired effective date.

You may contact Jennifer Hardy, Senior Staff Attorney, at (202) 942-2864, or me at (202) 942-1990 with any questions.

							Sincerely,


							Larry Spirgel
							Assistant Director

cc: Robert Friedel, Esq. , Pepper Hamilton LLP
Arthur R. Block
Comcast Corporation
October 22, 2004
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